PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

[redacted]th America 03 OCT 29 AM 7:21 82-4025

(ck Exchange)

13,1 d and outstanding

03032996

September 22, 2003

WIDE GOLD ZONE AT EAGLE GOLD MINE REQUIRES DRILLING

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to provide further information on its 100% owned, former Eagle Gold Mine in Joutel Township, Quebec.

The property was the first gold producer in the Joutel Mining Camp and adjoins to the northwest of the former Telbel Gold Mine. Agnico-Eagle Gold Mines mined both the Eagle and Telbel Mines from 1974 to 1993 producing over 1 million ounces of gold.

A study of limited newly available data has indicated that in 1992, a series of four cross sectional drill holes were undertaken to test horizons parallel and northeast of the northwest-southeast trending mine horizon. The deepest drill hole AE92-030W1, at a vertical depth of approximately 600 metres, intersected a strong zone of pyrite, quartz and ankerite alteration, which averaged **10.5 g/t Au over 9.6 metres (0.30 oz/T Au over 31.7 feet)**. Available drill data indicates that there appears to have been little or no subsequent follow-up drilling below this gold intersection or to the southeast or northwest at the intersection level or below. Should tonnage be developed on the property in this largely untested gold bearing horizon, the 3,000 foot Eagle shaft and several drifts are located sufficiently close to provide access for both development and mining.

Globex holds a diversified portfolio of mineral properties, including 30 gold prospects, 22 of which are advanced projects, a number of base metal projects, two diamond projects and one magnesium-talc project. Management is currently in discussions with parties interested in optioning various properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Dlw 10/31